SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.     )*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469 108

(CUSIP Number)

Mr. Nicholas Harvey

201 Broadway, 6th Floor

Cambridge, MA 02139

Tel: (617) 551-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Healthcare Private Equity Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 816,462(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 816,462(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,462(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 2.7%(1)

14	Type of Reporting Person PN

(1)   The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 48.5%.

1	Names of Reporting Persons Lloyds Banking Group plc

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 816,462(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 816,462(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,462(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 2.7%(1)

14	Type of Reporting Person OO

(1)   Consists of 816,462 shares owned by Healthcare Private Equity Limited Partnership (“HPELP”).  The Reporting Person is the ultimate controlling entity of Waverley Healthcare Private Equity Limited, the general partner of HPELP.  HPELP is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of HPELP’s shares of Common Stock. As a result, HPELP may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with HPELP.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 48.5%.

1	Names of Reporting Persons Scottish Widows Investment Partnership Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 816,462(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 816,462(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,462(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 2.7%(1)

14	Type of Reporting Person OO

(1)   Consists of 816,462 shares owned by HPELP. The Reporting Person is the controlling owner of Waverley Healthcare Private Equity Limited, the general partner of HPELP.  HPELP is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of HPELP’s shares of Common Stock. As a result, HPELP may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with HPELP.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 48.5%.

1	Names of Reporting Persons Waverley Healthcare Private Equity Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 816,462(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 816,462(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,462(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 2.7%(1)

14	Type of Reporting Person OO

(1)   Consists of 816,462 shares owned by HPELP. The Reporting Person is the general partner of HPELP.  HPELP is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of HPELP’s shares of Common Stock. As a result, HPELP may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with HPELP.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 48.5%.

1	Names of Reporting Persons Christopher K. Glass, M.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,332(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,332(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,332(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person IN

(1)   The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 0.2%.

1	Names of Reporting Persons Maria Grunwald

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 13,634(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 13,634(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,634(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.1%(1)

14	Type of Reporting Person IN

(1)   The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 1.6%.

1	Names of Reporting Persons Kathleen Welch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 9,050(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 9,050(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,050(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person IN

(1)   The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 1.0%.

Item 1.  Security and Issuer

This Schedule 13D is filed by the Reporting Persons (as hereinafter defined) with respect to the Common Stock, $.0001 par value (the “Common Stock”), of Radius Health, Inc. (the “Issuer”).  The HPELP Reporting Persons (as hereinafter defined) previously reported their beneficial ownership with respect to the Common Stock on a Schedule 13D, initially filed with the Securities and Exchange Commission on January 27, 2012 (the “Initial 13D”).  This Schedule 13D amends and supplements the Initial 13D only with respect to the HPELP Reporting Persons.  The other Reporting Persons are filing this Schedule 13D because they may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members (as defined below).

Item 2.  Identity and Background.

Each of the following is individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Healthcare Private Equity Limited Partnership

Lloyds Banking Group plc

Scottish Widows Investment Partnership Group Limited

Waverley Healthcare Private Equity Limited

Christopher K. Glass, M.D.

Maria Grunwald

Kathleen Welch

Each of Healthcare Private Equity Limited Partnership, Lloyds Banking Group plc, Scottish Widows Investment Partnership Group Limited and Waverley Healthcare Private Equity Limited is individually referred to herein as a “HPELP Reporting Person” and collectively as the “HPELP Reporting Persons.”

The address, the present principal occupation or employment, and the state of citizenship or organization for each of the Reporting Persons can be found on Schedule A, the contents of which are incorporated herein to this Item 2 by reference.

The address, the present principal occupation or employment, and the state of citizenship or organization for each of the Reporting Persons can be found on Schedule A, the contents of which are incorporated herein to this Item 2 by reference.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of Common Stock and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger.  Each share of the Preferred Stock is convertible into ten (10) shares of the Common Stock.

As a holder of Former Operating Company Preferred Stock prior to the Merger, HPELP was issued a total of 6,805 shares of the Issuer’s Series A-1 Convertible Preferred Stock, par value $.0001 per share (the “Series A-1 Stock”), and 56,086 shares of the Issuer’s Series A-2 Convertible Preferred Stock, par value $.0001 per share (the “Series A-2 Stock”), in connection with the Merger.

Following the Merger, on May 17, 2011, the Issuer’s Board of Directors approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of Series A-1 Stock to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.60.

On November 18, 2011, HPELP purchased 6,806 Stage II Series A-1 Shares for an aggregate price of $554,144.52.  On December 14, 2011, HPELP purchased 6,805 Stage III Series A-1 Shares for an aggregate price of $554,063.10 (together with the purchase on November 18, 2011, the “Preferred Stock Purchases”).  The source of funds for such purchases was working capital of HPELP.

On April 23, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 700,098 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,750,248 shares of Common Stock (the “Warrants” and together with the Series B Shares, the “New Securities”).  Such New Securities were issued in connection with the consummation of the Initial Closing contemplated by the Series B Stock Purchase Agreement (the “Initial Closing”) in exchange for aggregate proceeds received by the Issuer of $43,000,019.16.  The issuance of the New Securities resulted in an adjustment to the conversion price (the “Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Stock and Series A-3 Convertible Preferred Stock, par value $.0001 per share (the “Series A-3 Stock”), is convertible into shares of Common Stock.  As a result of the Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $8.142 to $7.629.  Accordingly, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into 10.672 shares of Common Stock.

None of the Reporting Persons purchased any Series B Shares in the Initial Closing.  However, because HPELP holds shares of Series A-1 Stock and Series A-2 Stock, the number of shares reported under this Schedule 13D with respect to the HPELP Reporting Persons has been updated from the number of shares reported for them in the Initial 13D to reflect the additional shares of Common Stock issuable to HPELP as a result of the Anti-Dilution Adjustment upon conversion of the shares of Series A-1 Stock and Series A-2 Stock held by it.

On July 20, 2012, Christopher Glass exercised previously granted options to purchase 1,332 shares of Common Stock at a per share purchase price of $1.50.  On March 6, 2012, Maria Grunwald exercised previously granted options to purchase 13,634 shares of Common Stock at a per share purchase price of $1.20.  On August 20, 2012, Kathleen Welch exercised previously granted options to purchase 6,250 shares of Common Stock at a per share purchase price of $1.20.  On October 22, 2012, Ms. Welch exercised additional previously granted options to purchase 2,800 shares of Common Stock at a per share purchase price of $3.22 (such option exercise, together with the option exercises referenced in the three preceding sentences of this paragraph are referred to herein collectively as the “Option Exercises”).  In connection with the Option Exercises, each of Dr. Glass and Mmes. Grunwald and Welch entered into the Restated Stockholders’ Agreement (as hereinafter defined) by executing and delivering to the Issuer an Instrument of Adherence thereto.  The source of funds for the shares of Common Stock purchased by each of Dr. Glass and Mmes. Grunwald and Welch pursuant to the Option Exercises was personal funds.

Following the Merger, the Short-Form Merger, the Preferred Stock Purchases, the Anti-Dilution Adjustment and the Option Exercises, and assuming the conversion of all issued and outstanding shares of Preferred Stock, each of the Reporting Persons owns the shares noted next to the name of such Reporting Person in Schedule C attached hereto.

Item 4.  Purpose of the Transaction.

Each of the Reporting Persons acquired the shares indicated next to the name of such Reporting Person in Schedule C for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)                                 Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.

In the aggregate, the Reporting Persons disclosed in Item 2 together own 840,478 shares of Common Stock or Common Stock issuable upon conversion of all shares of Preferred Stock, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclosed in Item 2 disclaim beneficial ownership.  In the aggregate, such shares, excluding for purposes of calculation shares held by any of the Separately Filing Group Members, constitute 2.8% of the Common Stock (calculated on an as-converted basis).

(b)                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)                          shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

Schedule B attached to this Schedule 13D sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

(c)                                  None of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)                                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to the Third Amended and Restated Stockholders’ Agreement, dated April 23, 2013, among the Issuer and the stockholders party thereto (the “Restated Stockholders’ Agreement”), which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013 and incorporated by reference herein.  The Restated Stockholders’ Agreement amends and restates that certain Amended and Restated Stockholders’ Agreement, dated May 17, 2011, among the Company and the stockholder parties thereto (as amended by Amendment No. 1 thereto, dated as of November 7, 2011, Amendment No. 2 thereto, dated as of November 7, 2011, and Amendment No. 3 thereto, dated as of December 15, 2011) and terminates in its entirety that certain Second Amended and Restated Stockholders’ Agreement, dated as of February 13, 2012, among the Company and the stockholder parties thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated May 3, 2013, by and among the Reporting Persons

2	Agreement and Plan of Merger, dated April 25, 2011*

3	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of April 25, 2011, among the Issuer and the investors referenced therein, as amended**

4	Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of April 23, 2013, among the Issuer and the investors referenced therein***

5	Third Amended and Restated Stockholders’ Agreement dated April 23, 2013, by and among the Issuer and the stockholders party thereto***

6	Power of Attorney relating to Christopher K. Glass, M.D.

7	Power of Attorney relating to Maria Grunwald

8	Power of Attorney relating to Kathleen Welch

*	Incorporated by reference from the Issuer’s Current Report on Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**	Incorporated by reference from the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 7, 2011.

***	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2013

HEALTHCARE PRIVATE EQUITY LIMITED PARTNERSHIP
By:	Waverley Healthcare Private Equity Limited, its general partner

	By:	/s/ A. J. November
Name: Andrew John November
Title: Director

Signature Page to 13D

LLOYDS BANKING GROUP plc

By:	/s/ Kenneth Melville
Name: Kenneth Melville
Title: Senior Assistant Company Secretary

Signature Page to 13D

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP GROUP LIMITED

By:	/s/ A. J. November
Name: Andrew John November
Title: Director

Signature Page to 13D

WAVERLEY HEALTHCARE PRIVATE EQUITY LIMITED

By:	/s/ A. J. November
Name: Andrew John November
Title: Director

Signature Page to 13D

/s/ Christopher K. Glass
Christopher K. Glass, M.D.

Signature Page to 13D

/s/ Maria Grunwald
Maria Grunwald

Signature Page to 13D

/s/ Kathleen Welch
Kathleen Welch

Signature Page to 13D

Schedule A

Certain Information Regarding the Reporting Persons

NAME	RESIDENCE OR BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	STATE OF CITIZENSHIP OR ORGANIZATION

Healthcare Private Equity Limited Partnership	Edinburgh One, Morrison Street Edinburgh, EH3 8BE United Kingdom	Identifying, making and realizing investments	Scotland

Lloyds Banking Group plc	25 Gresham Street London EC2V 7HM	Commercial Bank	England and Wales

Scottish Widows Investment Partnership Group Limited	Old Broad Street London EC2N 1H2	Investment management	England and Wales

Waverley Healthcare Private Equity Limited	Edinburgh One 60 Morrison Street Edinburgh EH3 8BE	Identifying, making and realizing investments	Scotland

Christopher K. Glass, M.D.	467 San Fernando Street San Diego, CA 92106	Professor of Cellular and Molecular Medicine University of California, San Diego 9500 Gilman Drive La Jolla, CA 93093	USA

Maria Grunwald	82 Pine St. Malden, MA 02148	President Audact Inc. 82 Pine St. Malden, MA 02148	USA

Kathleen Welch	16 Kristyn Lane North Reading, MA 01864	Controller Triton Resources, Inc 15 New England Executive Park Burlington, MA 01803	USA

Schedule B

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Voting % of Outstanding Shares	Beneficial Ownership
F2 Bioscience III, L.P.	3,256,270	10.9%	82.4%
MPM Bioventures III, L.P.	374,137	1.3%	30.9%
MPM Bioventures III-QP, L.P.	5,564,647	18.5%	86.9%
MPM Bioventures III GMBH & Co. Beteiligungs KG	470,267	1.6%	35.9%
MPM Bioventures III Parallel Fund, L.P.	168,011	0.6%	16.7%
MPM Asset Management Investors 2003 BVIII LLC	107,699	0.4%	11.4%
MPM Bio IV NVS Strategic Fund, L.P.	3,905,078	13.0%	82.5%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	3,061,824	10.2%	77.9%
HealthCare Ventures VII, L.P.	2,440,589	8.1%	75.7%
OBP IV — Holdings LLC	1,960,244	6.5%	69.7%
mRNA II - Holdings LLC	19,637	0.1%	2.2%
BB Biotech Ventures II, L.P.	2,350,168	7.8%	73.7%
Nordic Bioscience Clinical Development VII A/A	64,430	0.2%	6.9%
Biotech Growth N.V.	2,287,668	7.6%	74.5%
Ipsen Pharma SAS	184,910	0.6%	17.6%
Brookside Capital Partners Fund, L.P.	2,124,858	7.1%	72.9%
Julianne Glowacki PhD	93	0.0%	0.0%
Raymond F. Schinazi	36,273	0.1%	4.0%
David E. Thompson Revocable Trust	22,465	0.1%	2.5%
Hostetler Family Trust UTD 3/18/92, Karl Y. Hostetler and Margaretha Hostetler, Co-Trustees	8,195	0.0%	0.9%
H. Watt Gregory III	15,186	0.1%	2.3%*
The Richman Trust Dated 2/6/83, Douglas D. Richman, Co-Trustee and Eva A. Richman, Co-Trustee	7,431	0.0%	0.8%
The Breining Family Trust Dated August 15, 2003	4,630	0.0%	0.5%
Dennis A. Carson	533	0.0%	0.1%
The Jonnie K. Westbrook Revocable Trust, Dated March 17, 2000, Jonnie K. Westbrook, Trustee	363	0.0%	0.0%
Stavros C. Manolagas	91,040	0.3%	10.5%
Michael Rosenblatt MD	44,803	0.1%	5.2%
Patricia E. Rosenblatt	43,028	0.1%	5.0%
Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for	20,291	0.1%	2.3%

(1) All references to the number of shares outstanding are based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D).  Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

(2) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Stephan K. Potts dated 6-15-05
John Thomas Potts MD	48,492	0.2%	7.1	%**
John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999	40,438	0.1%	4.7%
John A. Katzenellenbogen PhD	56,065	0.2%	6.5%
Bart Henderson	30,468	0.1%	3.5%
Board of Trustees of the University of Arkansas	17,333	0.1%	2.0%
Benjamin C. Lane	8,125	0.0%	0.9%
Ruff Trust, F. Bronson Van Wyck, Trustee	5,487	0.0%	0.6%
H2 Enterprises, LLC	5,124	0.0%	0.6%
Stavroula Kousteni PhD	421	0.0%	0.0%
Robert L. Jilka PhD	572	0.0%	0.1%
Robert S. Weinstein MD	421	0.0%	0.0%
Teresita M. Bellido PhD	234	0.0%	0.0%
Dotty Paquin	891	0.0%	0.1%
Thomas E. Sparks Jr.	883	0.0%	0.1%
Samuel Ho	833	0.0%	0.1%
Charles O’Brien PhD	140	0.0%	0.0%
Alwyn Michael Parfitt MD	280	0.0%	0.0%
Barnett Pitzele	266	0.0%	0.0%
Benita S. Katzenellenbogen PhD	187	0.0%	0.0%
Kelly Colbourn	102	0.0%	0.0%
Socrates E. Papapoulos MD	93	0.0%	0.0%
Tonya D. Goss	66	0.0%	0.0%
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000, Kent C. Westbrook, Trustee	46	0.0%	0.0%
Maysoun Shomali	2,383	0.0%	0.3%
Jonathan Guerriero	2,500	0.0%	2.3	%***
E. Kelly Sullivan	937	0.0%	0.1%
Cecil Richard Lyttle	66,666	0.2%	45.8	%****
Louis O’Dea	193,087	0.6%	22.3%
Brian Nicholas Harvey	30,000	0.1%	20.2	%*****
Christopher Miller	63,853	0.2%	7.4%

* Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.

** Calculation of beneficial ownership percentage includes 14,048 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

*** Calculation of beneficial ownership percentage includes 17,999 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

**** Calculation of beneficial ownership percentage includes 610,830 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

***** Calculation of beneficial ownership percentage includes 181,718 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

Schedule C

Share Ownership of the Reporting Persons

NAME	SHARE OWNERSHIP

Healthcare Private Equity Limited Partnership

816,462 shares of Common Stock, which are issuable to this Reporting Person upon the conversion of 20,416 shares of Issuer Series A-1 Preferred Stock and 56,086 shares of Issuer Series A-2 Preferred Stock

Lloyds Banking Group plc	816,462 shares of Common Stock, consisting of the shares owned by Healthcare Private Equity Limited Partnership

Scottish Widows Investment Partnership Group Limited	816,462 shares of Common Stock, consisting of the shares owned by Healthcare Private Equity Limited Partnership

Waverley Healthcare Private Equity Limited	816,462 shares of Common Stock, consisting of the shares owned by Healthcare Private Equity Limited Partnership

Christopher K. Glass, M.D.	1,332 shares of Common Stock

Maria Grunwald	13,634 shares of Common Stock

Kathleen Welch	9,050 shares of Common Stock

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13D, and any amendments thereto, to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 3rd day of May, 2013.

HEALTHCARE PRIVATE EQUITY LIMITED PARTNERSHIP
By:	Waverley Healthcare Private Equity Limited, its general partner

	By:	/s/ A. J. November
Name: Andrew John November
Title: Director

LLOYDS BANKING GROUP plc

By:	/s/ Kenneth Melville
Name: Kenneth Melville
Title: Senior Assistant Company Secretary

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP GROUP LIMITED

By:	/s/ A. J. November
Name: Andrew John November
Title: Director

WAVERLEY HEALTHCARE PRIVATE EQUITY LIMITED

By:	/s/ A. J. November
Name: Andrew John November
Title: Director

/s/ Christopher K. Glass
Christopher K. Glass, M.D.

/s/ Maria Grunwald
Maria Grunwald

/s/ Kathleen Welch
Kathleen Welch

Exhibit 6

RADIUS HEALTH, INC.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Michael S. Wyzga and B. Nicholas Harvey, signing singly and each acting individually, as the undersigned’s true and lawful attorneys-in-fact to:

(1)           execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or beneficial owner of Radius Health, Inc. (the “Company”), Schedules 13D and 13G in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

(2)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that neither of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13  of the Securities Exchange Act of 1934, as amended, or Regulation 13D-G promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of May, 2013.

/s/ Christopher K. Glass
Name: Christopher K. Glass, M.D.

Exhibit 7

RADIUS HEALTH, INC.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Michael S. Wyzga and B. Nicholas Harvey, signing singly and each acting individually, as the undersigned’s true and lawful attorneys-in-fact to:

(1)           execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or beneficial owner of Radius Health, Inc. (the “Company”), Schedules 13D and 13G in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

(2)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that neither of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13  of the Securities Exchange Act of 1934, as amended, or Regulation 13D-G promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of May, 2013.

/s/ Maria Grunwald
Maria Grunwald

Exhibit 8

RADIUS HEALTH, INC.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Michael S. Wyzga and B. Nicholas Harvey, signing singly and each acting individually, as the undersigned’s true and lawful attorneys-in-fact to:

(1)           execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or beneficial owner of Radius Health, Inc. (the “Company”), Schedules 13D and 13G in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

(2)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that neither of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13  of the Securities Exchange Act of 1934, as amended, or Regulation 13D-G promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 30th day of April, 2013.

/s/ Kathleen Welch
Kathleen Welch